GOLDEN ENTERPRISES INC.

2002 ANNUAL REPORT


GOLDEN
FLAKE


GOLDEN FLAKE

HOW YOU CAN HELP GOLDEN FLAKE


Mrs. B's
Southern Style
Potato Chips

Thank you for being a part of the GOLDEN FLAKE family of investors. It's up to all of us to make sure our company thrives. How can you help?

FIRST of all, DON'T SETTLE FOR ANY OTHER BRAND. If you don't see Golden Flake brand items on the shelf, ask for them by name.

SECOND, while you no doubt have favorite Golden Flake products, don't hesitate to GIVE OUR NEW PRODUCTS A TRY. We know you'll enjoy them . . . and the positive impact your purchase has on the bottom line.


Mrs. B's
Southern Style
Potato Chips
cajun
HOT
Mrs. B's
Southern Style
Potato Chips
deli
RANCH
FLAVORED

ANOTHER WAY you can help is to be a Golden Flake ambassador. SUPPORT THE BUSINESSES THAT SUPPORT OUR BRANDS and thank them for being customers of Golden Flake.

Golden Flake has a long history of success. Working together, we can all contribute to a bright and profitable future.

Contents

COUNSEL
Spain & Gillon, L.L.C.
Birmingham, Alabama

AUDITORS
Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT
THE BANK OF NEW YORK
Shareholder Relations Dept. - 11E
P.O. Box 11258
Church St. Station
New York, New York 10286
1-800-524-4458

Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge upon written request directed to John Shannon, 2140 11th Avenue South, Suite 208, Birmingham, Alabama 35205.

Golden Enterprises is a holding company which owns all the outstanding shares of Golden Flake Snack Foods, Inc.

The Company was organized as Magic City Food Products, Inc. in 1946. In 1958, the Company adopted the name Golden Flake, Inc. Five years later, the Company purchased Don's Foods, Inc., a Nashville, Tennessee based manufacturer and distributor of snack food products. Don's Foods was operated as a separate entity until 1966 when Golden Flake was reorganized as a Delaware Corporation and combined Don's operations with those of Golden Flake.

The Company acquired Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. and a real estate and insurance subsidiary in 1971.

Golden Enterprises was formed as a holding company with its operating division, Golden Flake Snack Foods, as a wholly-owned subsidiary on January 1, 1977. In September of that same year, the assets of the real estate and insurance subsidiary were sold. Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. were sold as of the close of business on January 31, 1995, leaving Golden Flake as the Company's only subsidiary.

This represents the corporate structure of Golden Enterprises as it stands today.

To Our Stockholders:

Earnings for fiscal 2002 were $.25 per share with revenues of $105.89 million versus $.23 on revenues of $104.09 million for fiscal year 2001. The prior year revenue amount is less than reported last year because of the effect of implementing Emerging Issues Task Force Issue 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* for the fiscal year 2002. This issue addresses the recognition, measurement and income statement classification for certain sales incentives. Certain of these expenses, including slotting fees, previously classified as selling, general and administrative expenses, are now characterized as offsets to net sales. Reclassifications were made to prior year finacial statements to conform to the current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately $11.72 million and $12.93 million for fiscal years 2002 and 2001. Selling, general and administrative expenses were reduced by the same amounts. There was no resulting impact on net income from adopting EITF 01-9.

In conjunction with the adoption of EITF 01-9, the Company changed its acounting policy for slotting fees. Previously, slotting fees were expensed as incurred. The Company changed this accounting policy to capitalize and amortize such cost over the expected benefit period, which is generally one year. This change was made to more closely match the cost of the shelf space obtained with the slotting fees with the revenues produced by the shelf space. The cumulative effect of this change in accounting policy resulted in a non-cash cumulative adjustment of $.41 million ($.03 per share), net of taxes. The accounting change also increased net income before the cumulative effect in 2002 by $.20 million ($.02 per share).

The renovation of the potato chip packaging department with new conveyors, scales and packaging machines was completed in fiscal 2002 with a final total expenditure of approximately $4.0 million, partially fiananced by increasing bank debt by $3.1 million. Efficiencies gained from this renovation are exceeding all expectations. Capital expenditures in fiscal 2003 are expected to be a more normal amount of about $1.8 million.



John Stein, Chairman
and
Mark McCutcheon
President and
Chief Executive Officer

Mr. John Stein retired from active service from Golden Enterprises, Inc. on May 31, 2002. Mr. Stein will continue to serve as Chairman of Golden Enterprises, Inc. He has been employed with the Company and its subsidiaries since 1961. His many years of service to the Company are greatly appreciated.

Our mission continues to be to "Satisfy the expectations of our consumers, customers, employees and stockholders by producing and selling quality snacks."

We invite you to our annual meeting of stockholders to be held at our Birmingham headquarters on October 8, 2002 at 11:00 A.M.

Sincerely,

John Stein
Chairman

Mark McCutcheon
President and Chief
Executive Officer





www.heatandcontrol.com



NEW EQUIPMENT

Eight new bagmakers replaced twenty-one older machines as part of a $3 million up-date in the Birmingham manufacturing plant.

These capital improvements resulted in labor savings, flexibility in package sizing, reduced waste and an expected payback in less than three years.





INTRODUCING!

Mrs. B's Southern Style Potato Chips


Mrs. B's
Southern Style
Potato Chips
cajun
HOT
deli
RANCH
FLAVORED

In January, 2002 we introduced our newest brand - Mrs. B's Southern Style Potato Chips. Available in three flavors, Mrs. B's Potato Chips are lightly peeled, carefully sliced with wide ridges, and cooked in a unique blend of 100% vegetable oils.
Try them...You will enjoy every bite!


Mrs. B's
Southern Style


Introducing
Mrs. B's
Southern Style
Potato Chips

NEW PRODUCT!


Tostados
ULTIMATE
NACHOS
Cheese
flavored
Tortilla Chips

Tostados ULTIMATE NACHOS Tortilla Chips,

in Cheese and Spicy Hot flavors, hit our markets in late Spring 2002 in a "hot" new package.


Tostados
ULTIMATE
NACHOS
Tortilla Chips

Condensed Financial Statements

	2002	2001
Total Revenues	105,892,250	104,087,265
Pre-Tax Income	4,238,547	4,113,155
Net Income	3,008,948	2,700,155
Net Income Per Share	.25	.23

At year end:

	2002	2001
Total Assets	41,218,867	39,247,292
Total Liabilities	11,573,607	9,447,366
Stockholders' Equity	29,645,260	29,799,926

NET INCOME ($ millions)


0
1
2
3
4
5
6
7
3.7
1.1
1.2
2.7
3.0
1998
1999
2000
2001
2002

REVENUES ($ millions)


0
20
40
60
80
100
120
130
118.4
116.3
113.5
104.1
105.9
1998
1999
2000
2001
2002

BASIC AND DILUTED EARNINGS PER SHARE ($)


0.10
0.20
0.30
0.40
0.50
0.60
0.70
.30
.09
.10
.23
.25
1998
1999
2000
2001
2002

CAPITAL EXPENDITURES, NET OF DISPOSALS and DEPRECIATION ($ millions)


0
1
2
3
4
5
6
7
3.7
3.2
1.9
3.3
0.1
3.2
1.3
2.4
3.8
2.6
1998
1999
2000
2001
2002

TOTAL ASSETS ($ millions)


0
10
20
30
40
50
60
70
46.9
41.9
41.4
39.2
41.2
1998
1999
2000
2001
2002

SHAREHOLDERS' EQUITY ($ millions)


0
10
20
30
40
50
60
36.1
32.5
30.5
29.8
29.6
1997
1998
1999
2000
2002

RETURN ON EQUITY (%)


0
2
4
6
8
10
12
14
10.0
3.1
3.9
9.0
10.1
1998
1999
2000
2001
2002

CONSOLIDATED STATEMENTS OF INCOME

Years ended May 31, 2002, 2001 and 2000

	2002	2001	2000
Revenues:			
Net sales	$ 104,572,608	$ 102,796,741	$ 112,723,457
Other income, including gain on sale of property and equipment of $756,259 in 2002, $599,497 in 2001 and $250,180 in 2000	1,121,956	985,741	753,385
Investment income	197,686	304,783	67,454
Total revenues	105,892,250	104,087,265	113,544,296
Cost And Expenses:			
Cost of sales	54,257,812	53,636,803	57,146,571
Selling, general and administrative expenses	47,107,554	46,153,184	51,168,987
Interest	110,932	3,068	—
Contributions to employee 401(k) profit-sharing and employee stock ownership plans	177,405	181,055	510,000
Restructuring charge	—	—	2,564,892
Total costs and expenses	101,653,703	99,974,110	111,390,450
Income before cumulative effect of a change in accounting policy and income taxes	4,238,547	4,113,155	2,153,846
Provision for income taxes:			
Currently payable:			
Federal	1,762,000	1,678,000	1,242,000
State	225,000	199,000	188,000
Deferred taxes	(344,000)	(464,000)	(519,000)
Total provision for income taxes	1,643,000	1,413,000	911,000
Net income before cumulative effect of a change in accounting policy	2,595,547	2,700,155	1,242,846
Cumulative effect of a change in accounting policy net of taxes of $262,037	413,401	—	—
Net income	$ 3,008,948	$ 2,700,155	$ 1,242,846
Per share of common stock:			
Net income before cumulative effect of a change in accounting policy	$ 0.22	$ 0.23	$ 0.10
Cumulative effect of a change in accounting policy net of taxes	$ 0.03	—	—
Basic earnings	$ 0.25	$ 0.23	$ 0.10
Diluted earnings	$ 0.25	$ 0.23	$ 0.10

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

May 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets:		
Cash and cash equivalents	$ 286,480	$ 710,278
Investment securities available-for-sale	15,998	2,500,147
Receivables:		
Trade accounts	9,014,850	9,017,885
Other	931,911	430,197
	9,946,761	9,448,082
Less: Allowance for doubtful accounts	196,100	346,100
	9,750,661	9,101,982
Notes receivable, current	45,918	42,399
	9,796,579	9,144,381
Inventories:		
Raw materials	1,605,640	1,883,167
Finished goods	3,604,482	2,856,593
	5,210,122	4,739,760
Prepaid expenses	4,031,037	2,275,659
Total current assets	19,340,216	19,370,225
Property, Plant and equipment:		
Land	3,086,571	3,528,054
Buildings	17,040,006	17,151,522
Machinery and equipment	40,819,601	36,023,701
Transportation equipment	15,286,803	15,727,913
	76,232,981	72,431,190
Less accumulated depreciation	59,136,721	57,433,048
	17,096,260	14,998,142
Other Assets		
Notes receivable, long-term	1,981,718	2,027,636
Cash surrender value of life insurance	2,785,336	2,835,950
Other	15,337	15,339
Total other assets	4,782,391	4,878,925
Total	$ 41,218,867	$ 39,247,292

See Accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities:		
Checks outstanding in excess of bank balances	$ 621,326	$ 1,552,461
Accounts payable	2,803,182	2,924,428
Current portion of long-term debt	371,516	—
Note payable - line of credit	478,894	860,100
Other accrued expenses	975,047	941,360
Deferred income taxes	607,489	142,522
Salary continuation plan	81,805	40,773
Total current liabilities	5,939,259	6,461,644
Long-term liabilities:		
Note payable - bank, non current	3,150,020	—
Salary continuation plan	1,932,586	1,887,050
Total long-term liabilities	5,082,606	1,887,050
Deferred income taxes	551,742	1,098,672
Commitments and Contingencies	—	—
Stockholders' Equity:		
Common stock - $.66 2/3 par value, Authorized 35,000,000 shares; issued 13,828,793 shares	9,219,195	9,219,195
Additional paid-in capital	6,497,954	6,499,554
Retained earnings	24,461,288	24,426,345
Treasury shares - at cost (1,945,488 shares in 2002 and 1,896,052 shares in 2001)	(10,533,177)	(10,345,168)
Total stockholders' equity	29,645,260	29,799,926
Total	$ 41,218,867	$ 39,247,292

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 3,008,948	$ 2,700,155	$ 1,242,846
Adjustment to reconcile net income to net cash provided by operating activities:			
Cumulative effect of a change in accounting policy	(413,401)	—	—
Depreciation and amortization	2,593,621	2,435,599	3,230,321
Deferred income taxes	(344,000)	(464,000)	(519,000)
Gain on sale of property and equipment	(756,259)	(599,497)	(250,180)
Change in operating assets and liabilities:			
(Increase) decrease in receivables — net	(648,679)	(497,688)	1,631,229
(Increase) decrease in inventories	(470,362)	(697,415)	586,264
(Increase) decrease in prepaid expenses	(1,079,977)	(71,729)	145,045
Decrease in cash surrender value of insurance	50,614	30,591	2,618
(Decrease) increase in accounts payable	(121,246)	(2,073,900)	1,308,713
Increase (decrease) in accrued expenses	33,687	(795,999)	784,993
Increase in salary continuation plan	86,568	83,542	264,828
Net cash provided by operating activities	1,939,514	49,659	8,427,677
Cash flows from investing activities:			
Purchase of property, plant and equipment	(5,236,601)	(2,443,988)	(1,065,586)
Proceeds from sale of property, plant and equipment	1,301,160	253,972	1,166,672
Cash received from disposal of Nashville plant and equipment	—	1,710,000	—
Collection of notes receivable	42,399	19,965	—
Investment securities available-for-sale:			
Purchases	(5,261,176)	(10,123,555)	(6,909,902)
Proceeds from disposals	7,745,325	12,045,251	2,550,000
Net cash (used in) provided by investing activities	(1,408,893)	1,461,645	(4,258,816)
Cash flows from financing activities:			
Debt proceeds	7,806,676	860,100	—
Debt repayments	(4,666,346)	—	—
Increase (decrease) in checks outstanding in excess of bank balances	(931,135)	931,996	(342,009)
Purchases of treasury shares	(193,419)	(467,951)	(300,797)
Proceeds from exercise of stock option	3,810	—	—
Cash dividends paid	(2,974,005)	(2,960,245)	(2,918,101)
Net cash (used in) financing activities	(954,419)	(1,636,100)	(3,560,907)
Net (decrease) increase in cash and cash equivalents	(423,798)	(124,796)	607,954
Cash and cash equivalents at beginning of year	710,278	835,074	227,120
Cash and cash equivalents at end of year	$ 286,480	$ 710,278	$ 835,074
Supplemental information			
Cash paid durint the year for:			
Income taxes	$ 2,343,597	$ 1,898,808	$ 1,349,392
Interest	110,932	3,068	—

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended May 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance — May 31 1999	$ 9,219,195	$ 6,499,554	$ 26,361,690	$ (9,576,420)	$ 32,504,019
Net income — 2000	—	—	1,242,846	—	1,242,846
Cash dividends declared —					
$.24 per share	—	—	(2,918,101)	—	(2,918,101)
Treasury shares purchased	—	—	—	(300,797)	(300,797)
Balance — May 31 2000	9,219,195	6,499,554	24,686,435	(9,877,217)	30,527,967
Net income — 2001	—	—	2,700,155	—	2,700,155
Cash dividends declared —					
$.25 per share	—	—	(2,960,245)	—	(2,960,245)
Treasury shares purchased	—	—	—	(467,951)	(467,951)
Balance — May 31 2001	9,219,195	6,499,554	24,426,345	(10,345,168)	29,799,926
Net income — 2002	—	—	3,008,948	—	3,008,948
Cash dividends declared —					
$.25 per share	—	—	(2,974,005)	—	(2,974,005)
Treasury shares purchased	—	—	—	(193,419)	(193,419)
Stock options exercised	—	(1,600)	—	5,410	3,810
Balance - May 31, 2002	$ 9,219,195	$ 6,497,954	$ 24,461,288	$ (10,533,177)	$ 29,645,260

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general principles within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the "Company"). All significant intercompany transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investment Securities
Investment securities at May 31, 2002 are principally instruments of municipalities and of short-term mutual municipal funds. The Company currently classifies all investment securities as available-for-sale. Securities accounted for as available-for-sale include bonds, notes, common stock and non-redeemable preferred stock not classified as either held-to-maturity or trading. Securities classified as available-for-sale are required to be reported at fair value with unrealized gains and losses, net of taxes, excluded from earnings and shown separately as a component of accumulated other comprehensive income within stockholders' equity. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Self-Insurance

Self-insurance reserves are established for estimated losses for automobile liability, general liability, workers' compensation and property losses based on claims filed and claims incurred but not reported. These reserves are necessarily based on estimates; thus actual results may differ. The Company is insured for losses in excess of $150,000, $150,000, $250,000 and $100,000 per occurrence for automobile liability, generally liability, workers' compensation and property losses, respectively.

Advertising

The Company expenses advertising costs as incurred. These costs amounted to $5,344,366, $6,043,507 and $5,648,140 for the fiscal years 2002, 2001, and 2000, respectively, and are included in selling, general and administrative expenses in the Consolidated Statement of Income.

Income Taxes

Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

Segment Information

The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the United States of America.

Pension and Postretirement Benefits

The Company has adopted the revised disclosure requirements of the Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures and requires additional information on changes in benefit obligations and fair values of plan assets. The adoption of SFAS 132 did not have a material impact on the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires that the purchases method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill. The adopting of SFAS 141 had no impact on the Company's results of operations or financial condition. SFAS 142 is effective for the Company as of June 1, 2002. In accordance with SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment testing. Intangible assets with finite lives will continue to be amortized over their useful lives. SFAS 142 requires an initial goodwill and indefinite lived intangible asset impairment assessments in the year of adoption, and at a minimum, annual impairment testing thereafter. The adoption of SFAS 142 is not expected to have a material impact on the Company's results of operations or financial conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Recent Issued Accounting Standards — Continued

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. SFAS 144 is effective for the Company as of June 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company's results of operations or financial condition.

In November 2001, the Emerging Issues Task Force reached a consensus on Issue No. 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) effective for annual or interim periods beginning after December 15, 2001. This issue addresses the recognition, measurement and income statement classification for certain sales incentives. The Company implemented this new accounting policy in the fourth quarter of fiscal 2002. The effect of this accounting change is to adopt this policy as of the beginning of fiscal 2002 (June 1, 2001). Certain of these expenses, including slotting fees, previously classified as selling, general and administrative expenses, are now characterized as offsets to net sales. Reclassifications have been made to prior period financial statements to conform to current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately $11.7 million, $12.9 million and $13.4 million for the years ended 2002, 2001 and 2000, respectively. There was no resulting impact on net income from adopting EITF 01-09.

Stock Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employees stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Note 12).

Reclassifications
Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE 2 — INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and fair value of the investment securities available-for-sale as of May 31, 2002 and 2001, are as follows:

	May 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$ —	$ —	$ —	$ —
Mutual funds	15,998	—	—	15,998
	$ 15,998	$ —	$ —	$ 15,998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 2 — INVESTMENT SECURITIES — Continued

	May 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$ 625,326	$ —	$ —	$ 625,326
Mutual funds	1,874,821	—	—	1,874,821
	$2,500,147	$ —	$ —	$2,500,147

Maturities of investment securities classified as available-for-sale at May 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to recall or prepay obligations with or without call or prepayment penalties

	Amortized Cost	Fair Value
Investment securities available-for-sale:		
Due within one year	$ 15,998	$ 15,998
Due after one year through three years	—	—
Due after three years through five years	—	—
Total	$ 15,998	$ 15,998

Proceeds from sales of investment securities available-for-sale during fiscal 2002, 2001 and 2000 were $7,745,325, $12,045,251 and $2,550,000, respectively. No gains or losses were realized on those sales for fiscal 2002, 2001 and 2000.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company changed its accounting policy in the fourth quarter of fiscal 2002 with regard to slotting fees. The effect of this accounting change was to adopt this policy as of the beginning of fiscal 2002 (June 1, 2001). Previously, slotting fees were expensed as incurred. The Company changed this accounting policy to capitalize and amortize such costs over the expected benefit period, which is generally one year. This change in accounting policy was made to more closely match the cost of the shelf space obtained with the slotting fees with the revenues produced by the shelf space. The cumulative effect of this change in accounting policy resulted in a noncash cumulative adjustment of $413,401 ($0.03 per share), net of taxes. The accounting change also increased net income before the cumulative effect in 2002 by $197,141 ($0.02 per share). The effect on income in 2001 and 2000 has not been determined. Quarterly results for 2002 reflecting this change in accounting are included in Note 17, Quarterly Results of Operations. Pro forma earnings per share amounts for previous quarters, assuming the new policy was applied retroactively, are as follows:

	First	Second	Third
Basic earnings per share:			
Net income - as reported	$ .09	$ .05	$ .09
Net income - pro forma	.09	.05	.09
Diluted earnings per share:			
Net income - as reported	$ .09	$ .05	$ .09
Net income - pro forma	.09	.05	.09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 4 - NOTES RECEIVABLE

Notes receivable as of May 31, 2002 and 2001 consist of the following:

	2002	2001
8% note, due in 120 monthly installments of $1,092 through November 1, 2010, collateralized by equipment and personal guarantee	$ 80,625	$ 86,999
8% note, due in 120 monthly installments of $3,640 through November 1, 2010, collateralized by property	268,749	289,995
8% note, due in 360 monthly installments of $12,474 through November 1, 2030, collateriazed by property	1,678,262	1,693,041
	2,027,636	2,070,035
Less current portion	45,918	42,399
	$ 1,981,718	$ 2,027,636

Maturities at May 31,

2004	$ 49,729
2005	53,856
2006	58,327
2007	63,168
2008	68,410
Thereafter	1,688,228

NOTE 5 - PREPAID EXPENSES

At May 31, prepaid expenses consist of the following:

	2002	2001
Prepaid Slotting fees	$ 1,001,086	$ —
Other prepaid expenses	3,029,951	2,275,659
	$ 4,031,037	$ 2,275,659

NOTE 6 - RESTRUCTURING CHARGES

The restructuring charge of $2,564,892 recognized in the fourth quarter of fiscal 2000 relates to a restructuring plan approved by the Board of Directors in January 2000 whereby the Nashville plant which primarily manufactured low fat snacks was closed, a voluntary retirement package was offered to a group of qualified employees, and the Company-operated distribution system for Golden Flake Brand products in three fringe sales regions in Central Florida was discontinued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 6 - RESTRUCTURING CHARGES — Continued

The following is a summary of the one-time restructuring charge to expense for the year ended May 31, 2000.

Employee termination benefits	$ 1,335,550
Other charges	1,229,342
Total restructuring charge	$ 2,564,892
Net after tax	$ 1,607,892
Per share	$ .13

The employee related termination benefits of $1,335,550 primarily includes severance costs for 104 employees, 10 of which accepted the voluntary retirement package, 71 of which were employed in the three fringe sales regions of Central Florida and 23 of which were employed at the Nashville plant.

The other charges of $1,229,342 consisted primarily of gains and losses on disposal of property and equipment and the cost related to the exiting of sales regions in Central Florida.

NOTE 7 - OTHER ACCRUED EXPENSES

At May 31, other accrued expenses consist of the following:

	2002	2001
Accrued payroll	$ 490,000	$ 288,406
Other accrued expenses	485,047	652,954
	$ 975,047	$ 941,360

NOTE 8 - NOTES PAYABLE - LINE OF CREDIT

Notes payable - line of credit consists of a revolving line of credit with a balance of $478,894 at May 31, 2002. The interest rate varies with the bank's prime (4.75% at May 31, 2002) with principal and interest due December 31, 2002.

NOTE 9 - LONG-TERM LIABILITIES

Long-term debt consist of the following:	2002
Note payable - bank - payable in equal monthly installments of $41,688 including interest at the LIBOR index rate plus 1.75% (3.59% at May 31, 2002) through April 3, 2011, secured by equipment	$ 3,521,536
Less: current portion	371,516
	$ 3,150,020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 9 - LONG-TERM LIABILITIES — Continued

Maturities at May 31,

2004	$	393,916
2005		408,292
2006		423,194
2007		438,639
2008		454,648
Thereafter		1,031,331

Other long-term obligations at May 31,2002 and 2001 consist of the following:

	2002	2001
Salary continuation plan	$ 2,014,391	$ 1,927,823
Less current portion	(81,805)	(40,773)
	$ 1,932,586	$ 1,887,050

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of approximately $127,000, $121,000 and $265,000 for fiscal 2002, 2001 and 2000, respectively.

NOTE 10 - INCOME TAXES

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and the actual income tax expense follows:

	2002	2001	2000
Tax on income at statutory rates	$ 1,441,000	$ 1,398,000	$ 732,000
Increase (decrease) resulting from:			
State income taxes, less Federal income tax benefit	149,000	131,000	124,000
Tax exempt interest	(9,000)	(59,000)	(20,000)
Other - net	62,000	(57,000)	75,000
Total	$ 1,643,000	$ 1,413,000	$ 911,000

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 10 - INCOME TAXES — Continued

	2002	2001
Deferred tax assets		
Salary continuation plan	$ 723,500	$ 692,500
Allowance for doubtful accounts	66,674	117,674
	790,174	810,174
Deferred tax liabilities		
Property and equipment	1,275,242	1,791,172
Prepaid expenses	674,163	260,196
	1,949,405	2,051,368
Total	$ (1,159,231)	$ (1,241,194)

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company has trusteed Qualified Profit-Sharing Plans that were amended and restated effective June 1, 1996 to add a 401(k) salary reduction provision. Under this provision, employees can contribute up to fifteen percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4 percent of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan expenses for the years ended May 31, 2002, 2001 and 2000 were $177,405, $181,055, and $255,000, respectively.

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. The Employee Stock Ownership Plan expenses for the years ended May 31, 2002, 2001 and 2000 were $-0-, $-0-, and $ 255,000, respectively. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on ESOP shares and forfeitures of terminated participants' nonvested accounts.

The contributions to the 401(k) Profit-Sharing Plans and the Employees Stock Ownership Plan may not exceed fifteen percent of the total compensation of all participating employees. The Company expects to continue these plans indefinitely; however, the rights to modify, amend or terminate the plans have been reserved.

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of such retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 11 - EMPLOYEE BENEFIT PLANS — Continued

	2002	2001
Accrued Salary Continuation Plan - beginning of year	$ 1,927,823	$ 1,844,281
Benefits Accrued	127,341	121,190
Benefits Paid	(40,773)	(37,648)
Accrued Salary Continuation Plan - end of year	$ 2,014,391	$ 1,927,823

NOTE 12 - STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS

The Company has a stock option plan and a long-term incentive plan currently in effect under which future grants may be issued: the 1988 Stock Option and Stock Appreciation Plan (the 1988 Plan) and the 1996 Long-Term Incentive Plan (the 1996 Plan). The Plans are administered by the Stock Option Committee of the Board of Directors, which has sole discretion, subject to the terms of the Plans, to determine those employees including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plans, formulate the terms and conditions of award agreements, and make all other determinations required in the administration thereof. All options outstanding at the end of 2002, 2001 and 2000 are exercisable.

The 1988 Plan provides that non-qualified stock options and stock appreciation rights may be granted to key employees for up to 400,000 shares of the Company's common stock. The options and stock appreciation rights are exercisable three years after date of grant. The option price may be less than, equal to or greater than the fair market value of the stock on the date of grant. Each stock appreciation right entitles the option holder, upon exercise of the related stock option, to receive from the Company the amount of the appreciation in the underlying common stock as determined by the excess of the fair market value of a share of common stock on the exercise date of the related stock option over the option price. The options and stock appreciation rights granted, if not exercised, will expire three months from the date they are exercisable. There were no stock options and stock appreciation rights outstanding under this Plan at May 31, 2002, 2001 and 2000; however, there were 175,500 shares available for granting of additional options. The 1988 Plan expires July 6, 2002 except as to options and stock appreciation rights outstanding on that date; but, the rights to amend, suspend or terminate the Plan have been reserved.

The 1996 Plan provides for the granting of Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants may be made to selected officers and employees, of incentive stock options with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant. Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 12 - STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS — Continued

Shares Under Option

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	40,000	3.50	340,000	6.92	340,000	6.92
Granted	330,000	3.81	—	—	—	—
Exercised	(1,000)	3.81	—	—	—	—
Forfieted	—	—	—	—	—	—
Cancelled	—	—	(300,000)	7.38	—	—
Outstanding - end of year	369,000	3.78	40,000	3.50	340,000	6.92

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB25) and related Interpretation in accounting for its Employee Stock Options rather than the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Under APB25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is presented as if the Company had accounted for its employee stock options under the fair value method. The per share weighted average fair value of the stock options granted during fiscal 2002 was $.25. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate 5.05 percent; dividend yield 6.56 percent; expected option life of 5 years; and expected volatility of 15 percent. No options were granted during 2001 or 2000.

The Black-Scholes options pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect an option's fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company's actual and pro forma information is as follows:

	2002	2001	2000
Net income:			
As reported	$ 3,008,948	$ 2,700,155	$ 1,242,846
Pro forma	2,956,659	2,700,155	1,242,846
Basic earnings per share:			
As reported	$ .25	$ .23	$ .10
Pro forma	.25	.23	.10
Diluted earnings per share:			
As reported	$ .25	$ .23	$ .10
Pro forma	.25	.23	.10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 13 - NET INCOME PER SHARE

During 1996, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share, replacing the presentation of primary earnings per share with the presentation of basic earnings per share. The only difference in the two methods for computing the Company's per share amounts is attributable to outstanding options, under the stock options and long-term incentive plans. The effect of the stock options was determined using the treasury stock method. Consolidated net income as reported was not affected. Shares used to compute diluted earnings per share are as follows:

	Average Common Stock Shares		
	2002	2001	2000
Basic weighted shares outstanding	11,898,097	11,965,671	12,154,057
Effects of options	2,796	2,152	—
Diluted shares	11,900,893	11,967,823	12,154,057

NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The fair values of investment securities have been determined using values supplied by independent pricing services and are disclosed together with carrying amounts in Note 2. The fair value of notes receivable is estimated by using a discount rate that approximates the current rate for comparable notes. At May 31, 2002 and 2001 the aggregate fair value was approximately $2,208,839 and $2,160,906 compared to a carrying amount of $2,027,636 and $2,070,035, respectively.

The interest rate on the Company's bank debt is reset monthly to reflect the 30 day LIBOR rate. Consequently, the carrying value of the bank debt approximates fair value.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Rental expense was $547,742 in 2002, $410,189 in 2001, and $498,307 in 2000. At May 31, 2002, the Company was obligated under certain operating leases for buildings, office space and equipment. The following amounts represent future payment commitments under these leases:

May 31,	Office Space	Equipment	Total
2003	$ 24,000	$ 187,000	$ 211,000
2004	—	187,000	187,000
2005	—	—	—

The Company leases equipment for approximately $16,000 per month from a company which is principally owned by a major shareholder of Golden Enterprises, Inc.

The Company leases its airplane to a major shareholder of the Company for approximately $20,000 per month. The lease provides for his personal use of the airplane for up to 100 flight hours per year and is for a term of one year with automatic renewal at the option of either party.

The Company had letters of credit in the amount of $1,500,000 outstanding at May 31, 2002, and $2,000,000 outstanding at May 31, 2001 to support the Company's commercial self-insurance program. The Company pays a commitment fee of 0.375% to maintain the letters of credit.

NOTE 16 -CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains its cash accounts primarily with banks located in Alabama. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with an Alabama bank at May 31, 2002 that exceeded the balance insured by the F.D.I.C. in the amount of $625,175.

The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

May 31, 2002, 2001 and 2000

NOTE 17 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the years ended May 31, 2002 and 2001.

	Total Revenues	Net Income	Per Share Net Income
Quarter			
2002			
First	$ 26,108,693	$ 1,059,969	$ 0.09
Second	25,130,769	565,104	0.05
Third	27,137,452	1,122,950	0.09
Fourth	27,515,336	260,925	0.02
For the year	$ 105,892,250	$ 3,008,948	$ 0.25
2001			
First	$ 26,573,809	$ 1,272,111	$ 0.11
Second	25,457,003	1,079,301	0.09
Third	25,721,660	389,156	0.03
Fourth	26,334,793	(40,413)	0.00
For the year	$ 104,087,265	$ 2,700,155	$ 0.23

Revenues for the quarterly information have been adjusted from the amounts previously reported in the Company's 10-Q's. The revised amounts reflect the adoption of EITF 01-9, which requires reclassification of certain expenses. The reclassification involves removing certain expenses from selling, general and administrative expenses and including them as a direct reduction of revenues. The adoption of EITF 01-9 does not affect net income. Quarterly net income amounts for 2002 have been adjusted from amounts reported in the Company's 10-Q's to reflect the change in accounting discussed in Note 3.

NOTE 18 - SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for continuing operations for the years ended May 31, 2002, 2001 and 2000:

	2002	2001	2000
Maintenance and repairs	$ 5,290,498	$ 5,375,639	$ 5,889,306
Depreciation and amortization	2,593,621	2,435,599	3,230,321
Payroll taxes	2,473,871	2,388,828	2,599,980
Advertising costs	5,344,366	6,043,507	5,648,140

Amounts for depreciation and amortization of intangible assets, royalties, other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of May 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of May 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, effective June 1, 2001 the Company changed its accounting policy with respect to slotting fees.

Birmingham, Alabama
July 18, 2002

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded in the over-the-counter market under the "NASDAQ" symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended May 31, 2002 and 2001 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

Quarter	Market Price High	Market Price Low	Dividends Paid Per Share
Fiscal 2002			
First	$ 4.150	$ 2.950	$ .0625
Second	4.020	3.150	.0625
Third	3.950	3.400	.0625
Fourth	4.550	3.450	.0625
Fiscal 2001			
First	$ 3.563	$ 2.875	$ .0600
Second	4.750	3.063	.0625
Third	4.469	3.063	.0625
Fourth	4.500	3.688	.0625

As of August 12, 2002, there were approximately 1,500 shareholders of record.

FINANCIAL REVIEW (Dollar amounts in thousands, except per share data)

	Year Ended May 31,				
	2002	2001	2000	1999	1998
Operations					
Net sales and other operating income (b)	$ 105,694	$ 103,782	$ 113,477	$ 116,199	$ 118,269
Investment income	198	305	67	66	160
Total revenues	105,892	104,087	113,544	116,265	118,429
Cost of sales	54,258	53,637	57,146	60,283	58,923
Selling, general and administrative expenses	47,284	46,334	51,679	54,306	53,634
Interest	111	3	—	—	—
Restructuring charge	—	—	2,565	—	—
Income before before cumulative effect of a change in accounting policy and income taxes	4,239	4,113	2,154	1,676	5,872
Federal and state income taxes	1,643	1,413	911	603	2,171
Net income before before cumulative effect of a change in accounting policy	2,596	2,700	1,243	1,073	3,701
Cumulative effect of a change in accounting policy net of taxes	413	—	—	—	—
Net income	3,009	2,700	1,243	1,073	3,701
Financial data					
Depreciation and amortization	$ 2,594	$ 2,436	$ 3,230	$ 3,309	$ 3,183
Capital expenditures, net of disposals	3,802	1,294	149	1,861	3,666
Working capital	13,401	12,909	15,915	11,642	13,516
Long-term debt	5,083	2,527	1,807	1,579	1,285
Stockholders' equity	29,645	29,800	30,528	32,504	36,089
Total assets	41,219	39,247	41,433	41,912	46,925
Common stock data					
Net income before before cumulative effect of a change in accounting policy	$ .22	$ .23	$ .10	$ .09	$ .30
Cumulative effect of a change in accounting policy net of taxes (c)	.03	—	—	—	—
Basic and diluted net income	$ .25	$ .23	$ .10	$ .09	$ .30
Dividends	.25	.25	.24	.36	.48
Book value	2.49	2.50	2.53	2.67	2.96
Price range	4.550-2.950	4.750-2.875	4.125-2.313	6.625-2.500	7.750-6.000
Financial statistics					
Current ratio	3.26	3.00	3.12	2.99	2.79
Net income as percent of total revenues	2.8%	2.6%	1.1%	0.9%	3.1%
Net income as percent of stockholders' equity (a)	10.1%	9.0%	3.9%	3.1%	10.0%
Other data					
Weighted average common shares outstanding	11,898,097	11,965,671	12,154,057	12,171,043	12,205,950
Common shares outstanding at year-end	11,883,305	11,932,741	12,065,000	12,160,950	12,205,950
Approximate number of stockholders	1,500	1,500	1,600	1,600	1,600

(a) Average amounts at beginning and end of fiscal year.

(b) Reflects, on all periods presented, the effect on revenues of adopting the provisions of the Emerging Issues Task Force of the Finacial Accounting Standards Board issue No. 01-9 *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* (EITF 01-9).

(c) Reflects, in 2002, the cumulative effect of a change in accounting policy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Adoption of EITF 01-9

During 2000 and 2001, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) addressed various issues related to income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products. EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* was issued in November, 2001 and codified earlier pronouncements. Adoption of EITF 01-9 is required for financial statements covering annual or interim periods beginning after December 15, 2001. The Task Force encouraged earlier adoption, and the Company has complied by adopting EITF 01-9 for the fiscal year ended May 31, 2002. Financial statements for prior periods presented for comparative purposes have been reclassified to comply with the income statement display requirements under EITF 01-9. Adoption of EITF 01-9 in the fiscal year ended May 31, 2002 had the effect of reducing total revenues by $11.72 million, $12.93 million, and $13.46 million for fiscal years 2002, 2001, and 2000, respectively. Selling, general and administrative expenses were reduced by the same amounts. There was no net income impact.

Change in Accounting Policy

In conjunction with the adoption of EITF 01-9, the Company changed its accounting policy for slotting fees from expensing when incurred to allocating the cost over the life of the agreement, generally one year. The trend of incurred slotting fees has increased during the last half of each fiscal year, and expensing when incurred would disproportionately reduce total revenues, as slotting fee costs reduce revenues under EITF 01-9. The change to allocating the cost over the life of the agreement gives a much better match with the revenues produced by the shelf space obtained with the slotting fees. The cumulative effect of this change on the amount of retained earnings at the beginning of fiscal year 2002, was $0.41 million ($0.03 per share) and is included in net income for fiscal year 2002, the period of the change, as required by APB 20.

Impairment of Long -Lived Assets

Long-lived assets historically have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable. As described in Note 1 of Notes to Consolidated Financial Statements under "Recent Issued Accounting Standards," the accounting treatment for goodwill and other intangible asset will not have a material impact on the financial statements of the Company.

Accrued Expenses

Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates relate to a salary continuation plan for certain key executives of the Company, and to insurance-related expenses, including self-insurance. Workers' compensation and general liability insurance accruals are recorded based on insurance claims processed as well as historical claims experience for claims incurred, but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumption could result in an accrual requirement materially different from the calculated accrual.

Other Matters

The Company does not have off-balance sheet arrangement, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities." Transactions with related parties, reported in Note 15 of Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

Liquidity and Capital Resources

Working capital was $13.4 million at May 31, 2002 compared to $12.9 million at May 31, 2001. Net cash provided by operations amounted to $1.9 million in fiscal year 2002, $0.05 million in fiscal year 2001 and $8.4 million in fiscal year 2000. Year-to-year changes in receivables, inventories, prepaid expenses and accounts payable impacted cash flow unfavorably for fiscal years 2002 and 2001. The most material of these changes for fiscal 2002 was an increase in prepaid expenses of $1.8 million, $1.0 million of which was slotting fees that were set up to be allocated over the lives of the slotting fee agreements. Most of the balance of the increase in prepaid expenses was in prepaid taxes and prepaid insurance. There was a net decrease in investment securities providing $2.5 million in cash this year $1.9 million in 2001, and a net cash usage of $4.4 million to increase investment securities in 2000.

Additions to property, plant and equipment, net of disposals, were $3.8 million, $1.3 million and $0.1 million in fiscal years 2002, 2001, and 2000, respectively, and are expected to be about $1.8 million in 2003. Included in this year's additions was $4.0 million to upgrade the potato chip packaging department with new conveyors, scales, packaging machines, etc. Expenditures of $0.6 million were also made on a special warehouse renovation project and $0.3 million on the corn products department. These projects were completed in fiscal 2002. In addition to the liquidation of investment securities previously discussed, capital expenditures were financed by increasing bank debt by $3.1 million.

Cash dividends of $3.0 million, $3.0 million and $2.9 million were paid during fiscal years 2002, 2001, and 2000, respectively.

Cash in the amount of $0.2 million was used to purchase treasury shares in fiscal 2002, $0.5 was used in 2001, and $0.3 million was used for this purpose in 2000.

Long-term liabilities as a percentage of total capitalization was 14.4% at May 31, 2002. The Company's current ratio at year end was 3.26 to 1.00.

Operating Results

Net sales and other operating income increased by 1.8% in fiscal year 2002, and decreased by 8.5% and 2.3 % in fiscal years 2001 and 2000, respectively. The increase in 2002 was primarily due to less promotional payments to vendors that were subtracted from sales as required by EITF 01-9. The sales decreases for fiscal 2001 and 2000 were primarily a result of discontinuing the Company-operated distribution of Golden Flake Branded products in three fringe sales regions in Central Florida as part of the fiscal year 2000 restructuring plan which is explained further in a separate section of this Management's Discussion.

The Company's investment income was 4.7% of income before cumulative effect of a change in accounting policy and income taxes in 2002, 7.4% in 2001, and 3.1% in 2000. Investment income for fiscal year 2002 was lower than 2001 because of a lower level of investment securities and generally lower interest rates. Investment income for fiscal year 2001 was higher than the previous year because investment securities were at a higher level for most of the year. The cash and notes received from the sale of the Nashville plant and equipment were major factors contributing to the increase in investments for fiscal 2001.

Cost of sales as a percentage of net sales amounted to 51.9% in 2002, 52.2% in 2001, and 50.7% in 2000. The cost decrease in 2002 was due primarily to lower energy costs, while the cost increase in 2001 was because of higher energy prices. Favorable trends in commodity prices and packaging costs were the major factors contributing to the relatively low cost of sales in fiscal 2000.

Selling, general and administrative expenses were 45.2% of sales in 2002, 45.1% in 2001, and 45.8% in 2000. The improvement in fiscal 2002 and 2001 was primarily due to lower selling and delivery cost brought about by the exiting of the fringe sales regions in Central Florida as part of the fiscal 2000 restructuring plan.

The Company's effective tax rates for 2002, 2001, and 2000 were 38.8%, 34.4% and 42.3%, respectively. Note ten to the consolidated financial statements provides additional information about the provision for income taxes.

Market Risk

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its investment securities and bank loans, and commodity prices affecting the cost of its raw materials.

The Company's investment securities consist of short-term marketable securities. Presently these are variable rate money market funds. Its bank loans also carry variable rates. Assuming year end 2002 variable rate investment levels and bank loan balances, a one-point change in interest rates would impact interest income by $160 and interest expense by $40,004.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

Inflation

Certain costs and expenses of the Company are affected by inflation, and the Company's prices for its products over the past several years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

Environmental Matters

There have been no material effects of compliance with governmental provisions regulating discharge of materials into the environment.

Restructuring Charges

The restructuring charge of $2,564,892 recognized in fiscal 2000 relates to a restructuring plan approved by the Board of Directors in January 2000 whereby the Nashville plant which primarily manufactured low fat snacks was closed, a voluntary retirement package was offered to a group of qualified employees, and the company-operated distribution system for Golden Flake Brand products in three fringe sales regions in Central Florida was discontinued.

The following is a summary of the one-time restructuring charge to expense for the year ended May 31, 2000.

Employee termination benefits	$1,335,550
Other Charges	1,229,342
Total restructuring charge	$2,564,892
Net after tax	$1,607,892
Per share	$ .13

The employee related termination benefits of $1,335,550 primarily includes severance costs for 104 employees, 10 of which accepted the voluntary retirement package, 71 of which were employed in the three fringe sales regions of Central Florida and 23 of which were employed at the Nashville plant.

The other charges of $1,229,342 consisted primarily of gains, and losses on disposal of property and equipment and the cost related to the exiting of sales regions in Central Florida.

Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs and effectiveness of sales and marketing activities, as described in the Company's filings with Securities and Exchange Commission.

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Vice-President of SYB, Inc.
D. Paul Jones, Jr.	Chairman of the Board and Chief Executive Officer of Compass Bancshares, Inc.
Mark W. McCutcheon	President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr.	President of Nall Development Corporation
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President of Golden Enterprises, Inc.
James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S. P. Samford	President of Samford Capital Corporation
John S. Stein	Chairman of the Board of Golden Enterprises, Inc.

DIRECTORS EMERITUS

Sloan Y. Bashinsky, Sr.	Retired, Chairman of the Board of Golden Enterprises, Inc.
John C. Evins	Retired Chairman of the Board of Hart-Greer, Inc.

OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein	Chairman of the Board
Mark W. McCutcheon	President and Chief Executive Officer
John H. Shannon	Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Randy Bates	Executive Vice-President
David Jones	Executive Vice-President
Patty Townsend	Controller


SALES AREA
Illinois
Indiana
Missouri
Kentucky
Tennessee
North Carolina
Arkansas
South Carolina
Mississippi
Georgia
Alabama
Louisiana
Florida
Length of Time in Area
OVER 30 YEARS
20 - 30 YEARS
10 - 19 YEARS
0 - 9 YEARS
* Existing Plants